EXHIBIT 99.3

REGISTRATION RIGHTS AGREEMENT

by and between
HIGH TIDE INC.

and
HORTICAN INC.

DATED AS OF JULY 16, 2025

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of July 16, 2025 (the “Effective Date”) by and between High Tide Inc. (the “Company”) and Hortican Inc. (together with its assigns and successors, the “Holder”).

RECITALS

A.                  Pursuant to that certain Loan Agreement dated July 16, 2025 by and between the Holder and the Company (the “Loan Agreement”), the Holder has agreed to provide a convertible junior secured loan to the Company, convertible under certain circumstances into Common Shares (as defined below) of the Company;

B.                 Concurrently with the entry into the Loan Agreement, the Holder has agreed to subscribe for warrants (“Warrants”) exercisable into Common Shares (the “Warrant Shares”);

C.                 As a condition to the entry into such Loan Agreement and the subscription for such Warrants, the Holder requires that the Company enter into this Agreement; and

D.                 Pursuant to this Agreement, the Company desires to, among other things, provide the Holder with certain registration rights from the Company with respect to the Conversion Shares and the Warrant Shares.

NOW THEREFORE, the parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth in this Section 1.1 of this Agreement:

“bought deal” means a public offering of securities as described in the definition of “bought deal agreement” in Section 7.1 of National Instrument 44-101 – Short Form Prospectus Distributions.

“Canadian Securities Laws” means the applicable securities legislation of each of the provinces and territories of Canada and the regulations, rules, rulings and orders made thereunder, together with applicable published policy statements, instruments, blanket orders and notices of the securities commissions and regulatory authorities in such jurisdictions.

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Common Shares” means common shares in the capital of the Company.

“Company Board” means the board of directors of the Company.

2

“Conversion Shares” means the Common Shares issuable upon conversion of the convertible junior secured loan provided by the Holder to the Company pursuant to the Loan Agreement.

“Demand Notice” has the meaning ascribed thereto in Section 2.2(a) of this Agreement.

“Demand Registration” has the meaning ascribed thereto in Section 2.2(a) of this Agreement.

“Distribution” means (a) the qualification of a distribution of Common Shares pursuant to a Prospectus under applicable Canadian Securities Laws in one or more of the Qualifying Jurisdictions or (b) the registration of Common Shares pursuant to a Registration Statement in the United States, in each case, excluding any distribution of Common Shares relating to: (i) employee benefit plans, equity incentive plans or dividend reinvestment plans, (ii) an acquisition, arrangement, amalgamation, merger, business combination or similar transaction after the date hereof by the Company or any of its subsidiaries of or with any other businesses, (iii) an exchange offer or offering of securities solely to the Company’s existing shareholders or (iv) an offering of debt that is convertible into equity securities of the Company.

“Holder” means Hortican Inc. and any Person to which Hortican Inc. or a permitted transferee thereof has transferred its Registrable Securities.

“Holder’s Expenses” has the meaning ascribed thereto in Section 2.6 of this

Agreement.

“Indemnified Party” has the meaning ascribed thereto in Section 3.4 of this Agreement.

“Indemnifying Party” has the meaning ascribed thereto in Section 3.4 of this Agreement.

“Loan Agreement” has the meaning ascribed thereto in the Recitals of this Agreement.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, association, joint-stock company, estate, trust, organization, governmental authority or other entity of any kind or nature.

“Piggy-Back Notice” has the meaning ascribed thereto in Section 2.3 of this

Agreement.

“Piggy-Back Registration” has the meaning ascribed thereto in Section 2.3 of this Agreement.

“Prospectus” means a “prospectus,” as such term is used in National Instrument

41-101 – General Prospectus Requirements, including all amendments and supplements thereto, but excluding a “base shelf prospectus” as defined in National Instrument 44-102 – Shelf Distributions.

3

“Qualifying Jurisdictions” means, collectively, all the provinces and territories of Canada.

“Registrable Securities” means any Conversion Shares and/or Warrant Shares held by the Holder and any other equity security of the Company issued or issuable with respect to any such Conversion Shares and/or Warrant Shares by way of a share dividend, share subdivision, share consolidation, share capitalization or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the U.S. Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the U.S. Securities Act or applicable Canadian Securities Laws; (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration Statement” means a registration statement filed with the SEC pursuant to the U.S. Securities Act (including any prospectus supplement filed with respect thereto).

“SEC” means the U.S. Securities and Exchange Commission.

“Shelf Registration” has the meaning ascribed thereto in Section 2.1(a).

“Shelf Registration Statement” has the meaning ascribed thereto in Section 2.1(a).

“Shelf Takedown” has the meaning ascribed thereto in Section 2.1(d).

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar such taxes and all conveyance fees, recording fees and other similar charges (in each case, excluding any taxes imposed on, measured by, or computed with respect to net income).

“U.S. Prospectus” means the prospectus forming a part of the Registration

Statement.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.

“underwriter” and all terms which are derivatives thereof shall be deemed to include “best efforts agent” and all terms which are derivatives thereof, as appropriate;

4

“Underwriters’ Cutback” has the meaning ascribed thereto in Section 2.4(b) of this Agreement.

“Underwritten Shelf Takedown” has the meaning ascribed thereto in Section

2.1(e).

“Underwritten Shelf Takedown Notice” has the meaning ascribed thereto in

Section 2.1(e).

“Valid Business Reason” has the meaning ascribed thereto in Section 2.1(f)

Section 1(f) of this Agreement.

“Warrant” has the meaning ascribed thereto in the Recitals of this Agreement.

“Warrant Certificate” means the certificate representing the Warrants.

“Warrant Shares” has the meaning ascribed thereto in the Recitals of this Agreement.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1      Shelf Registration.

(a)               At any time after the date hereof, upon the request of the Holder, the Company shall (i) prepare and file with the SEC a Registration Statement on Form F-3, F-10 or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the U.S. Securities Act or any successor rule thereto that covers all Registrable Securities then outstanding for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a “Shelf Registration”), (ii) amend an existing registration statement so that it is usable for Shelf Registration and an offering on a delayed or continuous basis of Registrable Securities, or (iii) file a prospectus supplement that shall be deemed to be a part of an existing registration statement in accordance with Rule 430B under the U.S. Securities Act that is usable for Shelf Registration and an offering on a delayed or continuous basis of Registrable Securities (each of (i), (ii), and (iii), as applicable, a “Shelf Registration Statement”). If permitted under the U.S. Securities Act, such Shelf Registration Statement shall be an “automatic shelf registration statement” as defined in Rule 405 under the U.S. Securities Act.

(b)               The Company shall use its commercially reasonable efforts to (i) cause the Shelf Registration Statement filed pursuant to Section 2.1(a) of this Agreement to be declared effective by the SEC or otherwise become effective under the U.S. Securities Act as promptly as practicable after the filing thereof and (ii) keep such Shelf Registration Statement continuously effective and in compliance with the U.S. Securities Act and useable for the resale of Registrable Securities until such time as there are no Registrable Securities remaining, this Agreement is terminated in accordance with its terms, or the Company is no longer eligible to maintain a Shelf Registration Statement, including by filing successive replacement or renewal Shelf Registration Statements upon the expiration of such Shelf Registration Statement.

5

(c)               At any time and from time to time that a Shelf Registration Statement is effective, if the Holder requests (i) the registration under the U.S. Securities Act of additional Registrable Securities pursuant to such Shelf Registration Statement or (ii) that the Holder be added as a selling shareholder in such Shelf Registration Statement, the Company shall as promptly as practicable amend or supplement the Shelf Registration Statement to cover such additional Registrable Securities and/or the Holder.

(d)               The Holder shall be entitled, at any time and from time to time when a Shelf Registration Statement is effective, to sell any or all of the Registrable Securities covered by such Shelf Registration Statement (a “Shelf Takedown”); provided that any Shelf Takedown that is an Underwritten Shelf Takedown shall be subject to Section 2.1(e) of this Agreement.

(e)               The Holder, if intending to effect a Shelf Takedown, shall be entitled to request, by written notice to the Company (an “Underwritten Shelf Takedown Notice”), that the Shelf Takedown be an underwritten offering (an “Underwritten Shelf Takedown”). The Underwritten Shelf Takedown Notice shall specify the number of Registrable Securities intended to be offered and sold by the Holder pursuant to the Underwritten Shelf Takedown and the intended method of distribution. The Company shall have the right to select the managing underwriter(s) and other underwriters to effect the Underwritten Shelf Takedown, provided, however, that such selection shall also be satisfactory to the Holder, acting reasonably.

(f)                Notwithstanding anything else to the contrary in this Section 2.1, the Company shall be entitled to postpone a Shelf Registration if the Company Board reasonably determines in its good faith judgment, and will not be required to keep a Shelf Registration Statement effective during any period in respect of which the Company Board reasonably determines in its good faith judgment, that either: (i) such filing or keeping effective, as applicable, would impede the ability of the Company to consummate a pending or proposed material financing, acquisition, corporate reorganization, merger or other transaction involving the Company or would have a material adverse effect on the business of the Company and its subsidiaries (taken as a whole) or (ii) there exists at the time material non-public information relating to the Company the disclosure of which would be detrimental to the Company (each, a “Valid Business Reason”), in which case the Company’s obligations under Section 2.1 of this Agreement shall be deferred for a period of not more than 90 days upon such written notice; provided, however, that (A) the Company shall give written notice to the Holder: (x) of its determination pursuant to this subclause (f), and, subject to compliance by the Company with applicable securities laws, of the facts giving rise to the Valid Business Reason and (y) of the time at which it determines the Valid Business Reason to no longer exist; and (B) the Company shall not qualify or register any securities offered by the Company during such period.

Section 2.2      Demand Registration Rights.

(a)                From the date hereof until the date on which the Holder no longer holds any Registrable Securities (the “Expiration Time”), at any time and from time to time, the Holder, subject to the limitations of this Section 2.2 of this Agreement, to the extent permitted by applicable law, shall be entitled to make no more than, during any twelve-month period, two written requests of the Company for the Company to file a Prospectus under applicable Canadian Securities Laws and/or a Registration Statement under the U.S. Securities Act (and, if the Company is not eligible under applicable laws to register Registrable Securities by way of a Registration Statement on Form F-3 or F-10 pursuant to Section 2.1, a Registration Statement other than a Shelf Registration Statement under the U.S. Securities Act) and take such other steps as may be necessary to facilitate a secondary offering in one or more of the Qualifying Jurisdictions and/or the United States, as applicable, of all or any portion of the Registrable Securities held by the Holder (a “Demand Registration”), by giving written notice of such Demand Registration to the Company (the “Demand Notice”).

6

(b)	The Company shall not be obliged to effect a Demand Registration:

(i)                 within a period of three months after the date of completion of a Distribution in respect of which either a Demand Notice or Piggy-Back Notice was delivered;

(ii)               if, in the Company’s reasonable judgment, it is not feasible for the Company to proceed with a Demand Registration because of the unavailability of audited or other required financial statements or financial information or disclosure of the Company or any other Person required to be included in the Prospectus pursuant to applicable laws or any other disclosure required pursuant to applicable securities laws; provided, that the Company shall use its commercially reasonable efforts to obtain such financial statements or other disclosure as promptly as practicable;

(iii)            during any black-out period in which the Company is not permitted to issue securities or insiders of the Company are restricted from trading in securities of the Company under applicable law, the Company’s insider trading policy or any other applicable policy of the Company; or

(iv)             if the Demand Registration is expected to result in gross proceeds of less than $50 million, unless the number of Registrable Securities to be included in the Demand Registration represents five percent or more of the Common Shares then outstanding (on a fully diluted basis);

provided, however, that if the Holder provides a reasonably detailed written notice to the Company advising the Company that the Holder has determined based on information not reasonably available to it as at the date of this Agreement and after consultation with its outside legal counsel, a nationally recognized firm, that the holding of an investment in the Company by any of the Holder or its affiliates would reasonably be expected to result in a violation of, or any material liability (other than any liability arising from obligations required to be performed by the Holder under this Agreement) to, the Holder under applicable law and such violation or liability, in the reasonable determination of the Holder, after consultation with its outside legal counsel, a nationally recognized firm, could not reasonably be expected to be cured (other than a disposition of the Registrable Securities beneficially owned by the Holder to a third party) by commercially reasonable efforts to do so, which notice outlines the basis upon which the Company has reached the above referenced determination, then the Company shall not be able to refuse a Demand Notice solely on the basis of the limitations included in Section 2.2(b)(i) and Section 2.2(b)(iii) of this Agreement.

7

(c)               The Company shall be entitled to postpone a Demand Registration (upon written notice to the Holder) in the event the Company Board reasonably determines in its good faith judgment that there exists a Valid Business Reason, in which case the Company’s obligations under this Section 2.2 of this Agreement shall be deferred for a period of not more than 90 days from the date of receipt of the Demand Notice; provided, however, that (A) the Company shall give written notice to the Holder: (x) of its determination to postpone filing of the Prospectus and/or Registration Statement, as applicable, and, subject to compliance by the Company with applicable securities laws, of the facts giving rise to the Valid Business Reason and (y) of the time at which it determines the Valid Business Reason to no longer exist; and

(B) the Company shall not qualify or register any securities offered by the Company during such period.

(d)	A Demand Notice shall:

(i)                 specify the number of Registrable Securities that the Holder intends to offer and sell;

(ii)               express the intention of the Holder to offer or cause the offering of such Registrable Securities;

(iii)            describe the nature or methods of the proposed offer and sale thereof, the Qualifying Jurisdictions in which such offer will be made, and whether such offer will be made in the United States;

(iv)      the minimum offering price per Registrable Security that the Holder, acting reasonably, would be willing to accept in such Demand Registration;

(v)               contain the undertaking of the Holder to provide all such information regarding the Holder, its holdings and the proposed manner of distribution thereof and to take all such other actions as may be required in order for the Company, the Holder and the Distribution to comply with all applicable laws; and

(vi)             specify whether such offer and sale will be made on an underwritten or fully-marketed basis.

(e)               In the case of an underwritten public offering initiated pursuant to this Section 2.2 of this Agreement, the Company shall have the right to select the managing underwriter(s) and other underwriters to effect the Distribution in connection with such Demand Registration, provided, however, that such selection shall also be satisfactory to the Holder, acting reasonably. The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Article II of this Agreement.

(f)	Subject to Section 2.4 of this Agreement, Common Shares other than

Registrable Securities may be included in any Demand Registration.

8

(g)               In the case of an underwritten Demand Registration, the Holder and its Representatives may participate in the negotiation of the terms of any underwriting agreement. Such participation in, and the Company’s completion of, the underwritten Demand Registration is conditional upon each of the Holder and the Company agreeing that the terms of any underwriting agreement are satisfactory to it, in its reasonable discretion.

(h)               The Company shall not, without the prior written consent of the Holder, which consent shall not unreasonably be withheld or delayed, sell, offer to sell, announce any intention to sell, grant any option for the sale of, or otherwise dispose of any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Company, or acquire any securities of the Company, whether for its own account or for the account of another securityholder, from the date of a Demand Notice until the date of the closing of the sale of the Registrable Securities in accordance with a Demand Registration (unless the Holder withdraws its request for qualification or registration of its Registrable Securities pursuant to such Demand Registration in accordance with Section 2.5(a) of this Agreement), other than (i) in connection with grants of incentive stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, employee stock purchase plans, or other similar issuances pursuant to the Company’s omnibus plan (collectively, “Equity Awards”); (ii) upon the exercise of outstanding Equity Awards and common share purchase warrants of the Company; or (iii) pursuant to rights or obligations under securities or instruments outstanding on the date hereof or issued as permitted by subparagraph (i), or (ii), above.

Section 2.3      Piggy-Back Registration Rights.

(a)               From the date hereof until the Expiration Time, if, at any time and from time to time, the Company proposes to make a Distribution for its own account, the Company shall, at that time, promptly give the Holder written notice (the “Piggy-Back Notice”) of the proposed Distribution.

(b)	A Piggy-Back Notice shall:
(i)	specify the number of Common Shares (or other securities, as applicable) proposed to be distributed;

(ii)	contain the proposed date of Distribution;
(iii)	contain the proposed means of Distribution;
(iv)	contain, if applicable, the proposed managing underwriter(s) or other underwriters; and

(v)               specify the minimum offering price per Common Share that the Company, acting reasonably, would be willing to accept in such Distribution.

(c)               In the event that a Piggy-Back Notice shall have been given, the Holder may request the inclusion of Registrable Securities in the Distribution (a “Piggy-Back Registration”) by providing written notice (the “Piggy-Back Exercise Notice”) to the Company within 72 hours of receipt of the Piggy-Back Notice, which shall:

9

(i)                 specify the number of Registrable Securities that the Holder wishes to offer and sell in the applicable Distribution; and

(ii)               contain the undertaking of the Holder to provide all such information regarding the Holder, its holdings and the proposed manner of distribution thereof and to take all such other actions as may be required in order for the Company, the Holder and the Distribution to comply with all applicable laws.

(d)               The Company shall, subject to the limitations of this Article II of this Agreement and applicable securities laws, use commercially reasonable efforts to include, and, as applicable, cause to be qualified or registered in the applicable Distribution, the Registrable Securities specified in the Piggy-Back Notice.

(e)               If, at any time after giving a Piggy-Back Notice and prior to the time a Prospectus is filed in connection with such Piggy-Back Registration, the Company shall determine for any reason not to complete such Distribution, the Company may, at its election, give written notice of such determination to the Holder and thereupon shall be relieved of its obligation to complete a Distribution of any Registrable Securities in connection with such particular withdrawn or abandoned Piggy-Back Registration; provided, that if permitted pursuant to Section 2.2 of this Agreement, the Holder may continue the Distribution as a Demand Registration pursuant to the terms of Section 2.2 of this Agreement.

Section 2.4      Underwriters’ Cutback.

(a)               If, in connection with a Demand Registration, the managing underwriter or underwriters (if any) shall impose a limitation on the number or kind of securities which may be included in any such Distribution because, in its reasonable judgment, the inclusion of securities requested to be included in such offering would likely have a significant adverse effect on the distribution or sales price of the securities to be sold in such Distribution (an “Underwriters’ Cutback”), then the Company shall be obligated to include in such Distribution such securities as is determined in good faith by such managing underwriter or underwriters in the following priority:

(i)	first, the Registrable Securities requested to be qualified or registered by the Holder in the applicable Demand Notice;

(ii)	second, any Common Shares offered by the Company for its own account; and

(iii)	lastly, any additional Common Shares sought to be included by any other shareholders on a pro rata basis.

(b)                If, in connection with a Piggy-Back Registration, the managing underwriter or underwriters (if any) shall impose a limitation on the number or kind of securities which may be included in any such Distribution because, in its reasonable judgment, the inclusion of securities requested to be included in such offering by Holder would likely have a significant adverse effect on the distribution or sales price of the securities to be sold in such Distribution, then the Company shall be obligated to include in such Distribution such securities as is determined in good faith by such managing underwriter or underwriters in the following priority:

10

(i)                 first, on a pro rata basis in respect of (A) Common Shares offered by the Company for its own account and (B) the Registrable Securities requested to be qualified or registered by the Holder in the applicable Piggy-Back Exercise Notice;

(ii)	second, any additional Common Shares offered by the Company

for its own account;

(iii)	third, any remaining Registrable Securities requested to be

qualified or registered by the Holder in the applicable Piggy-Back Exercise Notice after the inclusion of the Registrable Securities pursuant to (i) above; and

(iv)	lastly, any additional Common Shares sought to be included by any other shareholders on a pro rata basis.

Section 2.5      Withdrawal of Registrable Securities.

(a)               The Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Demand Registration or Piggy-Back Registration pursuant to Section 2.2 or Section 2.3 of this Agreement by giving written notice to the Company of its request to withdraw; provided, however, that:

(i)                 such request shall be made in writing to the Company prior to the public announcement of the Distribution by the Company; and

(ii)               such withdrawal shall be irrevocable and, after making such withdrawal, the Holder shall no longer have any right to include its Registrable Securities in the Distribution pertaining to which such withdrawal was made.

(b)               In the event of any such withdrawal, the Holder shall be deemed to not have participated in or requested such Demand Registration or a Piggy-Back Registration, as applicable, and the Registrable Securities shall continue to be Registrable Securities for the purposes of this Agreement; provided, that, if such withdrawal is in respect of a Demand Registration, then, subject to Section 2.5(d) of this Agreement, the request shall be deemed to have been made for purposes of determining whether the Holder exercised its right to a Demand Registration and such deemed request shall reduce the number of requests for a Demand Registration that the Holder is permitted to make pursuant to Section 2.2(a) of this Agreement.

(c)              Notwithstanding anything to the contrary contained in Section 2.5(a) and Section 2.5(b) of this Agreement, if at any time prior to the completion of the applicable Distribution the Holder withdraws its request for inclusion of its Registrable Securities from a Demand Registration or Piggy-Back Registration at any time after having learned of a material adverse change in the condition, business or prospects of the Company, then such request shall be deemed to be withdrawn and such request shall be deemed not to have been made for purposes of determining whether the Holder exercised its right to a Demand Registration and the request therefor shall not reduce the number of requests for a Demand Registration that the Holder is permitted to make pursuant to Section 2.2(a) of this Agreement.

11

(d)               Notwithstanding anything to the contrary contained in Section 2.5(b) of this Agreement, if the Company postpones the filing of a Prospectus or a Registration Statement pursuant to Section 2.2(c) of this Agreement and, as a result of such postponement, the Holder, at any time prior to receiving written notice that the Valid Business Reason for such postponement no longer exists, advises the Company in writing that it has determined to withdraw its request for a Demand Registration, then such Demand Registration and the request therefor shall be deemed to be withdrawn and such request shall be deemed not to have been made for purposes of determining whether the Holder exercised its right to a Demand Registration and the request therefor shall not reduce the number of requests for a Demand Registration that the Holder is permitted to make pursuant to Section 2.2(a) of this Agreement.

Section 2.6      Expenses. All expenses incurred in connection with a Demand Registration or Piggy-Back Registration pursuant to Section 2.2 or Section 2.3 of this Agreement, as applicable, including, (a) registration, listing and filing fees relating to the Registrable Securities payable to, without limitation, Canadian Securities Regulators, the SEC, the U.S. Financial Industry Regulatory Authority, and any applicable stock exchange, (b) fees and expenses of compliance with Canadian Securities Laws and the U.S. Securities Act, (c)  printing and copying expenses, (d) messenger and delivery expenses, (e) expenses incurred in connection with any road show and marketing activities, (f) fees and disbursements of counsel to the Company, (g) fees and disbursements of all independent public accountants (including the expenses of any audit and/or “comfort” letter) and fees and expenses of any other special experts retained by the Company, (h) translation expenses, and (i) any other fees and disbursements of underwriters customarily paid by issuers or sellers of securities shall be borne by the Company; provided, that all underwriting discounts and commissions, brokerage or agent commissions, out- of-pocket expenses incurred by the Holder, fees and disbursements of counsel to the Holder and Transfer Taxes, if any, applicable to the sale of Registrable Securities, shall be borne by the Holder (the “Holder’s Expenses”).

Section 2.7      Registration Procedures.

(a)               In connection with the Demand Registration and Piggy-Back Registration obligations pursuant to Section 2.2 and Section 2.3 of this Agreement, but subject to the other limitations of this Article II of this Agreement, the Company shall use commercially reasonable efforts to effect the qualification and/or registration, as applicable, for the offer and sale or other disposition or Distribution of Registrable Securities of the Holder in one or more of the Qualifying Jurisdictions and/or the United States, as directed by the Holder, and in furtherance thereof:

(i)       the Company shall as expeditiously as possible, but in any event, in the case of a Demand Registration, within forty-five days after the Company’s receipt of the Demand Notice, prepare and file in the English language with the Canadian Securities Regulators a preliminary Prospectus and/or with the SEC a Registration Statement, as applicable, and, promptly thereafter, a final Prospectus under and in compliance with the applicable securities laws, relating to the applicable Demand Registration or Piggy-Back Registration, including all exhibits, financial statements and such other related documents required by the Canadian Securities Regulators and/or the SEC to be filed therewith, and use its commercially reasonable efforts to cause such Prospectus to be receipted and/or such Registration Statement to be declared effective by the SEC; and the Company shall furnish to the Holder and the managing underwriters or underwriters, if any, copies of such preliminary Prospectus and final Prospectus and/or Registration Statement, as applicable, and any amendments or supplements in the form filed with the Canadian Securities Regulators and/or the SEC, promptly after the filing of such preliminary Prospectus and final Prospectus and/or such Registration Statement and the preliminary and final U.S. Prospectus, and any amendments or supplements thereto;

12

(ii)               prepare and file with the Canadian Securities Regulators and/or the SEC such amendments and supplements to the preliminary Prospectus and final Prospectus and/or the Registration Statement, as applicable, as may be necessary to complete the Distribution of all such Registrable Securities and as required under Canadian Securities Laws and the U.S. Securities Act or under any other applicable provisions of securities laws;

(iii)            notify the Holder and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Company: (A) when the preliminary Prospectus and final Prospectus and/or the Registration Statement, as applicable, or any amendment thereto has been filed or been receipted or declared effective, as applicable, and furnish to the Holder and managing underwriter or underwriters, if any, copies thereof; (B) of any request by the Canadian Securities Regulators or the SEC for amendments to the preliminary Prospectus or the final Prospectus or the Registration Statement or for additional information; (C) of the issuance by the Canadian Securities Regulators or the SEC of any stop order or cease trade order relating to the Prospectus or the Registration Statement or any order preventing or suspending the use of any preliminary Prospectus or final Prospectus or the Registration Statement or the initiation or threatening of any proceedings for such purposes; and (D) of the receipt by the Company of any notification with respect to the suspension of the qualification or registration of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(iv)       promptly notify the Holder and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the preliminary Prospectus or final Prospectus or the Registration Statement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the preliminary Prospectus or final Prospectus in light of the circumstances under which they were made) when such preliminary Prospectus or final Prospectus was delivered or the Registration Statement was declared effective by the SEC not misleading, fails to constitute full, true and plain disclosure of all material facts regarding the Registrable Securities when such preliminary Prospectus or final Prospectus was delivered or the Registration Statement was declared effective by the SEC or if for any other reason it shall be necessary during such time period to amend or supplement the preliminary Prospectus or the final Prospectus or the Registration Statement in order to comply with applicable Canadian Securities Laws or the U.S. Securities Act and, in either case, as promptly as practicable, prepare and file with the Canadian Securities Regulators and/or the SEC, as applicable, and furnish to the Holder and the managing underwriter or underwriters, if any, a supplement or amendment to such preliminary Prospectus or final Prospectus or the Registration Statement which shall correct such statement or omission or effect such compliance;

13

(v)               use commercially reasonable efforts to obtain the withdrawal of any stop order, cease trade order or other order against the Company or affecting the securities of the Company suspending the use of any preliminary Prospectus or final Prospectus or the Registration Statement or suspending the qualification or registration of any Registrable Securities covered by such Prospectus or Registration Statement, or the initiation or the threatening of any proceedings for such purposes;

(vi)             furnish to the Holder and each underwriter or underwriters, if any, without charge, one executed copy and as many conformed copies as they may reasonably request, of the preliminary Prospectus and final Prospectus and/or the Registration Statement and preliminary U.S. Prospectus and final U.S. Prospectus, as applicable, including financial statements and schedules and all documents incorporated therein by reference, and provide the Holder and its counsel with a reasonable opportunity to review and provide comments to the Company on the preliminary Prospectus and final Prospectus and/or the Registration Statement;

(vii)           deliver to the Holder and the underwriter or underwriters, if any, without charge, as many commercial copies of the preliminary Prospectus and the final Prospectus and/or the preliminary U.S. Prospectus and final U.S. Prospectus, as applicable, and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Company consents to the use of the preliminary Prospectus and the final Prospectus and/or the preliminary U.S. Prospectus and final U.S. Prospectus, as applicable, or any amendment or supplement thereto by the Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such preliminary Prospectus and the final Prospectus and/or such preliminary U.S. Prospectus and/or final U.S. Prospectus or any amendment or supplement thereto) and such other documents as the Holder may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;

(viii)        on or prior to the date on which a receipt is issued for the preliminary Prospectus or final Prospectus by the applicable Canadian Securities Regulators, use commercially reasonable efforts to qualify, and cooperate with the Holder, the managing underwriter or underwriters, if any, and their respective counsel in connection with the qualification of, such Registrable Securities for offer and sale under the securities laws of each of the Qualifying Jurisdictions, as applicable, as any such Person or underwriter reasonably requests in writing; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(ix)     in connection with any underwritten offering, enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article III of this Agreement, but in any event, which agreements shall contain provisions for the indemnification by the underwriter or underwriters in favor of the Company with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus and/or the Registration Statement included in reliance upon and in conformity with written information furnished to the Company by any underwriter in writing;

14

(x)               as promptly as practicable after filing with the Canadian Securities Regulators or the SEC any document which is incorporated by reference into the preliminary Prospectus or final Prospectus or the Registration Statement, provide copies of such document to the Holder and its counsel and to the managing underwriters or underwriters, if any;

(xi)             file, and to not withdraw, a notice declaring its intention to be qualified to file a short form prospectus as soon as permitted by applicable securities laws;

(xii)           use its commercially reasonable efforts to obtain a customary legal opinion, in the form and substance as is customarily given by external company counsel in securities offerings, addressed to the Holder and the underwriters, if any, and such other Persons as the underwriting agreement may reasonably specify, and a customary “comfort letter” from the Company’s auditor and/or the auditors of any financial statements included or incorporated by reference in a preliminary Prospectus or final Prospectus and/or the Registration Statement;

(xiii)        furnish to the Holder and the managing underwriter or underwriters, if any, and such other Persons as the Holder may reasonably specify, such corporate certificates, satisfactory to the Holder acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Holder may reasonably request;

(xiv)         provide and cause to be maintained a transfer agent and registrar for such Common Shares not later than the date a receipt is issued for the final Prospectus by the applicable Canadian Securities Regulators or the date that the Registration Statement is declared effective by the SEC and use its best efforts to cause all Common Shares covered by such final Prospectus and/or such Registration Statement to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

(xv)           participate in such marketing efforts as the managing underwriter or underwriters, if any, determine are reasonably necessary, such as “roadshows,” institutional investor meetings and similar events; and

(xvi)         take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Holder under this Agreement.

(b)        The Company may require the Holder to furnish to the Company such information regarding the Distribution of such Registrable Securities and such other information relating to the Holder and its beneficial ownership of Common Shares as the Company may from time to time reasonably request in writing in order to comply with, as applicable, Canadian Securities Laws and the U.S. Securities Act in each jurisdiction in which a Demand Registration or Piggy-Back Registration is to be effected. The Holder agrees to furnish such information to the Company and to cooperate with the Company as necessary to enable the Company to comply with the provisions of this Agreement and applicable Canadian Securities Laws and the U.S. Securities Act. The Holder shall promptly notify the Company when the Holder becomes aware of the happening of any event (insofar as it relates to the Holder or information provided by the Holder in writing for inclusion in the applicable preliminary Prospectus or final Prospectus and/or Registration Statement) as a result of which the preliminary Prospectus or final Prospectus or the Registration Statement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the preliminary Prospectus or final Prospectus in light of the circumstances under which they were made) when such preliminary Prospectus or final Prospectus was delivered or when such Registration Statement was declared effective by the SEC not misleading or, if for any other reason it shall be necessary during such time period to amend or supplement the preliminary Prospectus or the final Prospectus or the Registration Statement in order to comply with applicable Canadian Securities Laws or the U.S. Securities Act. In addition, the Holder shall, if required under applicable Canadian Securities Laws, execute any certificate forming part of a preliminary Prospectus or a final Prospectus to be filed with the applicable Canadian Securities Regulators.

15

(c)               In connection with any underwritten offering in connection with a Demand Registration or a Piggy-Back Registration, the Holder shall enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Holder and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article III of this Agreement, but in any event, which agreements shall contain provisions for the indemnification by the underwriter or underwriters in favor of the Holder with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus or the Registration Statement included in reliance upon and in conformity with written information furnished to the Company by the underwriter in writing.

(d)               Notwithstanding anything to the contrary contained in this Agreement, if the Company receives a “bought deal” letter (which means a fully underwritten commitment, subject to customary conditions, from an underwriter or underwriters) relating to a Distribution, the Company shall give the Holder such notice as is practicable under the circumstances given the speed and urgency with which “bought deals” are carried out in common market practice of its rights to participate thereunder and the Holder shall be required to respond in a manner consistent with the time periods typical for a transaction of such nature and, in any event, prior to the launch of such “bought deal.” Provided that the foregoing sentence is complied with by the Company, nothing herein shall be construed to limit the ability of the Company to proceed with such “bought deal” Distribution.

16

ARTICLE III

DUE DILIGENCE; INVESTIGATION

Section 3.1      Preparation; Reasonable Investigation. In connection with the preparation and filing of any Prospectus or Registration Statement in connection with a Demand Registration or Piggy-Back Registration that includes Registrable Securities as herein contemplated, the Company shall give the Holder, the underwriter or underwriters of such Distribution, if any, and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material furnished to the Company in writing, which in the reasonable judgment of the Company and its counsel should be included, and shall give each of them such reasonable and customary access to the Company’s books and records and such reasonable and customary opportunity to discuss the business of the Company with its officers and auditors, and to conduct all reasonable and customary due diligence which the Holder and the underwriters or underwriter, if any, and their respective counsel may reasonably require in order to conduct a reasonable investigation in order to enable such underwriters to execute any certificate required to be executed by them in Canada for inclusion in such documents; provided, that the Holder and the underwriters agree to maintain the confidentiality of such information.

Section 3.2      Indemnification by the Company. In connection with any Demand Registration and/or Piggy-Back Registration that includes Registrable Securities, the Company shall indemnify and hold harmless the Holder and its affiliates and each of their respective directors, officers, employees and agents and underwriters, from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based on any untrue statement or omission of a material fact, or alleged untrue statement or omission of a material fact contained in any Prospectus or Registration Statement, or any amendment or supplement thereto, including all documents incorporated therein by reference, or any omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or as incurred, arising out of or based upon any failure by the Company to comply with applicable Canadian Securities Laws or the U.S. Securities Act; provided, that the Company shall not be liable under this Section 3.2 of this Agreement for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided, further, that the indemnity provided for in this Section 3.2 of this Agreement, in respect of the Holder, shall not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Holder or underwriter for use in the Prospectus or the Registration Statement. Any amounts advanced by the Company to an Indemnified Party pursuant to this Section 3.2 of this Agreement as a result of such losses shall be returned to the Company if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Company.

Section 3.3      Indemnification by the Holder.

17

(a)               In connection with any Demand Registration and/or Piggy-Back Registration that includes Registrable Securities, the Holder shall indemnify and hold harmless the Company and each of its directors, officers, employees and agents from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based on any untrue statement or omission of a material fact, or alleged untrue statement or omission of a material fact, made or required to be made in the Prospectus or the Registration Statement, as applicable, included in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Holder for use in the Prospectus or Registration Statement; provided, that the Holder shall not be liable under this Section 3.3(a) of this Agreement for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided, further, that the indemnity provided for in this Section 3.3(a) of this Agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon any untrue statement or omission or alleged untrue statement or omission contained in any Prospectus or Registration Statement relating to a Demand Registration and/or Piggy-Back Registration if the Company or any underwriter failed to send or deliver a copy of the Prospectus or the U.S. Prospectus, as applicable, to the Person(s) asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person(s) in any case where such Prospectus or U.S. Prospectus corrected such untrue statement or omission. Any amounts advanced by the Holder to an Indemnified Party pursuant to this Section 3.3(a) of this Agreement as a result of such losses shall be returned to the Holder if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Holder.

(b)               Notwithstanding any provision of this Agreement or any other agreement, in connection with any Demand Registration or any Piggy-Back Registration, in no event shall the Holder be liable for indemnification or contribution hereunder for an amount greater than the lesser of: (i) the net sales proceeds actually received by the Holder; and (ii) the Holder’s proportionate share of any such liability based on the net sales proceeds actually received by the Holder and the aggregate net sales proceeds of the Distribution, except in the case of fraud or willful misconduct by the Holder.

Section 3.4      Defence of the Action by the Indemnifying Parties. Each party entitled to indemnification under this Article III of this Agreement (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of this Article III of this Agreement except to the extent of the damage or prejudice suffered by such delay in notification. The Indemnifying Party may assume the defence of such action, including the employment of counsel to be chosen by the Indemnifying Party to the reasonable satisfaction of the Indemnified Party, and the payment of expenses. The Indemnified Party shall have the right to employ its own counsel in any such case, but the legal fees and expenses of such counsel shall be at the expense of the Indemnified Party, unless the employment of such counsel is authorized in writing by the Indemnifying Party in connection with the defence of such action, or the Indemnifying Party shall not have employed counsel to take charge of the defence of such action or the Indemnified Party reasonably concludes, based on the opinion of counsel, that there may be defences available to it or them which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defence of such action on behalf of the Indemnified Party), in any of which events the reasonable fees and expenses shall be borne by the Indemnifying Party, provided, further, that in no event shall the Indemnifying Party be required to pay the expenses of more than one law firm as counsel for all Indemnified Parties pursuant to this sentence. No Indemnifying Party, in the defence of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

18

Section 3.5      Contribution. If the indemnification provided for in Section 3.2 or Section 3.3 of this Agreement, as applicable, is unavailable to a party that would have been an Indemnified Party under Section 3.2 or Section 3.3 of this Agreement, as applicable, in respect of any losses, liabilities, claims, damages and expenses referred to herein, then each party that would have been an Indemnifying Party hereunder shall, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, liabilities, claims, damages and expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other hand in connection with the statement or omission which resulted in such losses, liabilities, claims, damages and expenses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, no Person guilty of misrepresentation within the meaning of applicable Canadian Securities Laws and the U.S. Securities Act shall be entitled to contribution from any Person who was not guilty of misrepresentation. The amount paid or payable by a party under this Section 3.5 of this Agreement as a result of the losses, liabilities, claims, damages and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Section

3.5 of this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 3.5 of this Agreement.

Section 3.6      Holder is Trustee. The Company hereby acknowledges and agrees that, with respect to this Article III of this Agreement, the Holder is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Article III of this Agreement. In this regard, the Holder shall act as trustee for such Indemnified Parties of the covenants of the Company under this Article III of this Agreement with respect to such Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Indemnified Parties.

19

Section 3.7      Company is Trustee. The Holder hereby acknowledges and agrees that, with respect to this Article III of this Agreement, the Company is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Article III of this Agreement. In this regard, the Company shall act as trustee for such Indemnified Parties of the covenants of the Holders under this Article III of this Agreement with respect to such Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Indemnified Parties.

Section 3.8      Delay of Registration. The Holder shall have no right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

ARTICLE IV

LIMITATIONS ON SUBSEQUENT REGISTRATION RIGHTS

Section 4.1      From the date hereof until the Expiration Time, the Company shall not, without the prior written consent of the Holder, enter into any agreement with any holder or prospective holder of the Company’s securities that grants such holder or prospective holder rights to include securities of the Company in any Prospectus under applicable Canadian Securities Laws or any Registration Statement under the U.S. Securities Act, unless: (a) such rights are either pro rata with, or subordinated to, the rights granted to the Holder under this Agreement on terms reasonably satisfactory to the Holder; and (b) the Holder maintains its priority right in connection with an Underwriters’ Cutback as contemplated by Section 2.4(a) of this Agreement.

ARTICLE V
MISCELLANEOUS

Section 5.1      Successors and Assigns. The terms and conditions of this

Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, attorneys, guardians, estate trustees, executors, trustees, successors (including any successor by reason of amalgamation of any party) and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 5.2      Assignment.

(a)               Neither party shall have the right to transfer or assign any of its rights or obligations under this Agreement except that the rights under this Agreement may be assigned in whole or in part by the Holder (upon notice to the Company) to any affiliate of the Holder to whom any Registrable Securities are transferred. Upon the permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto and shall be considered a Holder for the purposes of this Agreement, provided that if any Person who was a permitted transferee ceases to be an affiliate of the Holder, such Person shall cease to have any rights or obligations under this Agreement. The Holder agrees to cause any affiliate of the Holder acquiring Registrable Securities subject to this Agreement to become a party hereto and to perform its obligations hereunder.

20

(b)               This Agreement may not be assigned by the Company without the prior written consent of the Holder, provided that in the event the Common Shares are converted, reclassified, exchanged or otherwise changed pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization, in each case subject to and in compliance with the provisions of the Loan Agreement and the Warrant Certificate, as applicable, this Agreement may be assigned by the Company to its successor pursuant to any such transaction without the prior written consent under this Agreement of the Holder.

Section 5.3      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the applicable federal laws of Canada.

Section 5.4      Currency. Unless otherwise specified, all reference to money amounts are in Canadian dollars.

Section 5.5      Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via email (including pdf or electronic signature) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 5.6      Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

Section 5.7      No Strict Construction. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

Section 5.8      Including. Where the word “including” or “includes” is used in this

Agreement, it means “including (or includes) without limitation”.

Section 5.9      Number and Gender. Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

Section 5.10      Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Loan Agreement.

Section 5.11      Term. This Agreement shall terminate on the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the U.S. Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the SEC)).

21

Section 5.12      Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non- breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence of same, or of any similar breach or default later occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or later occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set out in such writing. All remedies, either under this Agreement or by applicable law or otherwise afforded to any party, shall be cumulative and not alternative.

Section 5.13      Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by applicable law.

Section 5.14      Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter of this Agreement, and supersedes all other written or oral agreements relating to the subject matter of this Agreement existing between the parties are terminated.

22

Docusign Envelope ID C387C829-O882-4451-A997-F2CA3BF83608

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first written above.

HORTICAN INC.

By: _____________________________
Name:
Title:

HIGH TIDE INC.

By: _____________________________
Name: ______________________
Title: ____________________

[Signature Page to the Registration Rights Agreement]

23

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first written above.

HORTICAN INC.

By: ________________________
Name: ______________________
Title: ____________________

HIGH TIDE INC.

By:
Name:
Title:

[Registration Rights Agreement - Signature Page]